Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2005

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Minutes of a Meeting of the Board of Directors, February 16	3
2.	Minutes of an Extraordinary General Meeting, February 22	47

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Listed Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (02/2005)

Date, Time and Place:

16 February 2005, 2:30 p.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antônio, Nº 1343 – 9th floor, in the City and State of São Paulo.

Present:

Members of the Board of Directors, whose signatures appear below.

Matters discussed:

1.	Approval of the Company's financial statements, including the asset balance sheet and management report, referring to the financial year ended 31 December 2004, signed off with an independent auditor's report.

2.	Approval of the capital budget for the financial year 2005 according to article 196, of Law nº 6.404/76: see attached annex.

3.	Approval "ad referendum" at the Ordinary General Shareholders Meeting, of the following proposal by the Executive Board, for the destination of net earnings in the period covered, which amounted to R$414,479,259.81 (four hundred and fourteen million, four hundred and seventy-nine thousand, two hundred and fifty-nine reais and eighty-one cents):

(Minutes of the Meeting of Ultrapar Board of Directors (02/2005) 16 February 2005)

a)	R$ 20,723,962.99 (twenty million, seven hundred and twenty-three thousand, nine hundred and sixty-two reais and ninety-nine cents), to the Company's Legal Reserve;

b)	R$32,721,096.28 (thirty-two million, seven hundred and twenty-one thousand, and ninety-six reais and twenty-one cents), to the Company’s Profit Reserves to be Realised;

c)	R$196,877,648.41 (one hundred and ninety-six million eight hundred and seventy- seven thousand, six hundred and forty-eight reais and forty-one cents), to the Company’s Profit Retention Reserves, based on the approved capital budget.

d)	R$164,156,552.13 (one hundred and sixty-four million one hundred and fifty-six thousand, five hundred and fifty-two reais and thirteen cents) for the payment of dividends to shareholders in the financial year, of which the sum of R$ 92,383,067.10 (ninety-two million three hundred and eighty-three thousand, and sixty-seven reais and ten cents) was paid out as an interim dividend, in accordance with the decision of this Board, of 4 August 2004. The balance of R$ 71,773,485.03 (seventy-one million seven hundred and seventy-three thousand, four hundred and eighty-five reais and three cents) will be paid out to shareholders with effect from 4 March 2005, without interest or monetary correction, the holders of ordinary and preferred shares receiving R$ 0.897985 per lot of one thousand shares, excluding those shares that were held in Treasury as at 15 February 2005. The record date to qualify for the receipt of dividends is hereby approved as 23 February 2005.

(Meeting of Minutes of the Board of Directors of Ultrapar (02/2005) of 16 February 2005)

4.	Approval of the following conditions related to the issue of debentures by the Company, under the terms of the delegation agreed at an Extraordinary General Meeting held on 2 February 2005:

	a)	Method of placement - the debentures will be the object of an underwritten public distribution, with the intermediation of financial institutions that are part of the securities distribution system, through the SDT, administered by ANDIMA and operated by CETIP, and the BOVESPA FIX, observing, in the latter case, the procedures for compensation and settlement of the CBLC.

	b)	Type and form – Nominative simple.

c)	Period and conditions of redemption - the debentures will have a period of 3 (three) years, counting from the date of issue, being March 1, 2005, falling due on March 1, 2008. On the date of redemption, the Company will proceed with the settlement of those debentures which are still in circulation, for their nominal unit value, with interest added and calculated pro rata temporis, under the terms set out in the minutes of the debenture contract, attached as an annex to these minutes.

d)	Amortization - there will be no paying-down of the nominal unit value of these debentures during the three-year period, the entire amount being paid in full on the redemption date.

(Minutes of Meeting of Ultrapar Board of Directors (02/2005) 16 February 2005)

e)	Renegotiation - there will be no renegotiation of these debentures.

f)	Purchase facility - the Company can, at any time, purchase any of the debentures of this issue, in market circulation, observing the conditions set out in article 55 of Brazilian Corporate Law. The debentures acquired may be cancelled, held in Treasury or again placed in the market.

g)	Redemption - there will be no advance redemption of these debentures under normal circumstances.

h)	Period and conditions for interest payments - interest payable on the debentures must be paid out half-yearly, always on the 1st of March and 1st September of each year, the first payment being due on September 1, 2005. The formula for the calculation and the conditions of payment of the interest on the debentures can be found in the text of the debenture contract, attached as an annex to these minutes.

i)	Redemption ahead of schedule – certain hypothetical situations, set out in the debenture contract, would result in the immediate demand for payment, from the Company, for the nominal value of each debenture, with interest added, calculated pro rata temporis from the date of issue of the debentures or the last date of interest payment, if made

(Meeting of the Board of Directors of Ultrapar (02/2005) 16 February 2005)

up to the date of effective payment: such situations being as follows: (a) the request for bankruptcy protection on the part of the Company and/or its direct or indirect controlling shareholders or any similar procedure subsequently enacted by law; (b) the liquidation, dissolving or winding up of the Company and/or its direct or indirect controlling shareholders, or any companies under their control; (c) a request for winding up by the Company and/or its direct or indirect controlling shareholders and companies controlled by it, which is not carried according to the legally defined time period; (d) the non-payment of principle and/or interest due on the debentures and/or any other amounts due to the debenture holders, on the respective redemption dates; (e) the selling off, directly or indirectly, of shareholder control of the Company, except in the case of the sale of control to a company owned by the same economic group as the Company; (f) the incorporation, merger, spin-off or the implementation of any other type of corporate reorganisation of the Company, which has not been previously approved by debenture holders that represent at least 75% (seventy five percent) of the debentures in circulation, at a Meeting of Debenture Holders, specially convened for this purpose, observing the convening procedure set out in the debenture issue contract. Without adversely affecting that previously stated, the incorporation, merger, spin-off or any other form of corporate reorganisation of the Company involving another Company owned by the same economic group of the Company, shall be permitted; (g) failure by the Company to meet any and every monetary obligation set out in the debenture issue contract, within a period of 30 (thirty) days,

(Minutes of the Meeting of the Board of Directors of Ultrapar (02/2005) 16 February 2005)

counting from the date of receiving written advice sent by the Fiduciary Agent; (h) failure by the Company to fulfil the obligation set out under item 8.1. of the debenture issue contract; (i) reduction in the paid-up capital of the Company and/or any alteration to the Company Bylaws, which implies the concession of the right of withdrawal to shareholders of the Company, for an amount that could affect, directly or indirectly, the Company's obligations set out in the debenture issue contract; (j) legitimate protests by debentures holders against the Company, whose aggregate value exceeds R$ 15,000,000.00 (fifteen million reais), except in the case of the protest being made by mistake or in bad faith on the part of third parties, provided that this is proven to be validated by the Company, in this instance, or cancelled, in any event, within a maximum period of 3 (three) working days of its occurrence; (k) the failure to pay, or paying down in advance, of any of the Company's debt, for an amount equal or greater than R$ 25,000,000.00 (twenty-five million reais), due to a contractual failure to pay, for an amount that could, in any event, prejudice the Company's pecuniary obligations in regard to the debenture issue, save where the Company proves, within one day immediately following the date of its occurrence, that this failure to pay or advance paying down of debt, did not take place or was definitely deemed as acceptable by the Company; (l) the sell-off, confiscation or misappropriation, during the period that the debentures are in force, of operational assets which, individually or together, result in a reduction in net consolidated operational revenues of more than 25% (twenty five percent) in relation to the net operational revenues reported by the Company in the year ending 31 December 2004 (corrected annually by variation in the IGP-M (general prices) index). The limit established above being calculated quarterly by the Fiduciary Agent

(Minutes of the Meeting of the Board of Directors of Ultrapar (02/2005) 16 February 2005)

Taking into account the operational revenues of the Company during the 12 (twelve) months prior to the end of each quarter, and using the financial information normally published by the Company; (m) payment by the Company of dividends and/or interest-on-equity, except for legally obligatory dividends or interest on equity payments ascribed as obligatory dividends, if they are delayed in relation to the fulfilment of any of its pecuniary obligations, as set out under the debenture issue contract.

j)	Subscription Price - the debentures will be subscribed for and sold as a whole, for their nominal unit value, with interest added, calculated pro rata temporis from the date of issue up to the date of payment being effected.

l)	Time period and method of subscription and payment - the debentures can be subscribed for at any time, within the public distribution offer period which ends on 15 April 2005, with payment in cash, in Brazilian national currency (The Real), in the act of subscription.

The minutes of the debenture issue contract are presented as an annex to the current minutes and contain all the additional characteristics and conditions related to the debenture issue.

Observations: these deliberations were approved by all those present, except for Board Member Renato Ochman, who abstained from voting.

(Minutes of the Meeting of the Board of Directors of Ultrapar (02/2005) 16 February 2005)

There being no further business to discuss, the meeting was closed and the minutes of this meeting being hereby set out, read and approved by all the undersigned Board Members present: Paulo Guilherme Aguiar Cunha – Chairman; Lucio de Castro Andrade Filho - Vice Chairman; Ana Maria Levy Villela Igel; Olavo Egydio Monteiro de Carvalho; Nildemar Secches; Paulo Vieira Belotti; Renato Ochman – Board Members.

I declare that this is a faithful copy of the minutes written in the Company’s record books.

Paulo Guilherme Aguiar Cunha
Chairman

CONTRACT FOR THE 1st ISSUE OF SIMPLE, NON-CONVERTIBLE DEBENTURES, UNSECURED AND WITHOUT SPECIAL PRIVILEGES, IN A SINGLE SERIES, FOR PUBLIC DISTRIBUTION, OF ULTRAPAR PARTICIPAÇÕES S.A.

Under this legal instrument, the parties:

ULTRAPAR PARTICIPAÇÕES S.A., a publicly listed company, whose headquarters are located in the City of São Paulo, in the State São Paulo, at Avenida Brigadeiro Luiz Antônio, Nº 1343, 9º andar, registered under CNPJ/MF nº 33.256.439/0001-39, herein referred to as “The Issuer”;

OLIVEIRA TRUST DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., a financial institution whose headquarters are located at Avenida das Américas Nº 500, Bloco 13, Grupo 205, Condomínio Downtown, Barra da Tijuca, Rio de Janeiro, registered under CNPJ/MF nº 36.113.876/0001 -91, representing the group of debenture shareholders acquiring those debentures that are the object of this current issue (“Debenture Holders”), herein referred to as the "Fiduciary Agent”);

and as intervening Guarantor,

OXITENO S.A. INDÚSTRIA E COMÉRCIO, a company whose headquarters are located in the City of São Paulo, in the State of São Paulo, at Avenida Brigadeiro Luiz Antônio, nº 1343, 7º andar, registered under CNPJ/MF nº 62.545.686/0001-53, herein referred to as “The Guarantor”;

hereby sign in the legally prescribed manner, this contract for the 1st issue of Simple Non-convertible Debentures, unsecured and without special privileges, in a single series for public distribution, of Ultrapar Participações S.A. (“Issue Contract”), which shall be governed by the following clauses and conditions:

CLAUSE I -AUTHORIZATION

1.1. This Issue Contract is signed, based on the deliberations of the General Shareholders Meeting of the Issuer, held on 2 February 2005 (“EGM”) and the Meeting of the Board of Directors of the Issuer, held on 16 February 2005, (“MBD”).

1.2. The EGM delegated powers to the Issuer's Board of Directors to deliberate on the conditions that referred to items VI and VIII of article 59 of Law Nº 6.404, of 15 December 1976, and subsequent alterations (“ Brazilian Corporate Law”).

CLAUSE II - REQUIREMENTS

This 1st issue of simple non-convertible debentures, unsecured and without special privileges, in a single series, for public distribution by the Issuer (respectively referred to as the "Issue" and the "Debentures") shall observe the following requirements:

2.1. Registration with the Brazilian Securities Commission (CVM)

This Issue shall be registered with the Brazilian Securities Commission (“CVM”) according to Law nº 6.385, of 7 December 1976, and subsequent alterations, Brazilian Corporate Law, CVM Instruction Number Nº 400, of 29 December 2003 (“CVM instruction Nº 400/03”) and other applicable legal and regulatory requirements.

2.2. Filing of the EGM minutes with the Commercial Registry of the State of São Paulo and their Publication

The minutes of the EGM shall be filed with the Commercial Registry for the State of São Paulo and published in the Official Gazette of the State of São Paulo and in the newspaper Valor Econômico.

2.3. Registration of the Debenture Issue Contract with the Commercial Registry for the State of São Paulo

This Debenture Issue Contract shall be registered with the Commercial Registry of the State of São Paulo, according to the terms of Article 62 of Brazilian Corporate Law.

2.4. Registration of the Guarantee

Due to the pledge of security referred to in item 4.5 of Clause IV below, this Debenture Issue Contract shall be registered with the competent Deed and Document Registry Office.

2.5. Registry with the National Association of Investment Banks

     This Debenture Issue shall be registered with the National Association of Investment Banks (“ANBID”), under the terms of the Self-Regulation Code for Public Offerings of Securities, announced by this body at a General Meeting held on 16 January 2002 (“ANBID Code”), within a period of 15 (fifteen) days, counting from the date of the granting of the registration of the Public Debenture Distribution by the CVM.

2.6. Registration for Placing and Trading

The Debentures shall be (i) placed in the primary market through the Securities Distribution System (“SDS”), administered by The National Association of Financial Market Institutions (“ANDIMA”), and operated by the Custody and Settlement Chamber (“CETIP”) and the BOVESPA FIX Trading System (“BOVESPA FIX”), of the São Paulo Stock Exchange – BOVESPA (“BOVESPA”) observing, in this latter case, the procedures for clearing and settlement of the Brazilian Settlement and Custody Company (“CBLC”) and (ii) registered for trading on the secondary market under the National Debentures System (“SND”), administered by ANDIMA and operated by CETIP and by BOVESPA FIX, in this latter case, with transactions settled and Debentures held in custody by the CBLC.

CLAUSE III - CHARACTERISTICS OF THE ISSUE

3.1. Issue Number

This Issue Contract constitutes the 1st Issue of Debentures by the Issuer.

3.2. Total Value of the Issue

The total value of the Issue amounts to R$300,000,000.00 (three hundred million reais), on the Date of Issue (as defined in item 4.1.1. of Clause IV below).

3.3. Number of Series

3.3.1. The Issue shall be carried out in a single series.

3.4. Placing

The debentures shall be the object of public distribution, on an underwritten basis, with the intermediation of financial institutions that are part of the securities distribution system, through the SDT, administered by ANDIMA and operated by CETIP, and by BOVESPA FIX, observing, in this latter case, the CBLC’s procedures for clearance and settlement.

3.5. Trading

The Debentures shall be registered for trading with the SND, administered by ANDIMA and operated by CETIP and with the BOVESPA FIX in this latter case, transactions being settled and Debentures held in custody by the CBLC.

3.6. The Limits of the Issue

The Issue conforms to those limits set out in article 60 of the Brazilian Corporate Law, seeing that the paid-up capital of the Issuer, as at the date of the signing of this Debenture Issue Contract, amounts to R$ 898,816,635.09 (eight hundred ninety eight million, eight hundred sixteen thousand, six hundred and thirty-five reais and nine centavos), an amount that exceeds the value of this Issue, which is the first issue of debentures to be carried out by the Issuer.

3.7. Issuing Bank and Depository Institution

The Issuing Bank and Depository Institution for the Debenture Issue shall be Banco Bradesco S.A. (“Issuing Bank”).

3.8. Destination of Funds

The funds raised by the Issuer through this Debenture Issue, shall be used for the refinancing of short-term debt and other corporate purposes.

3.9. Corporate Purpose of the Issuer

According to article 3º of its Company Bylaws, the corporate purpose of the Issuer covers the investment of its own capital in the areas of commerce, industry and agriculture, and in service-providing companies, through the subscription or acquisition of shares or quotas in other companies.

CLAUSE IV - DEBENTURE CHARACTERISTICS

4.1. Basic Characteristics

4.1.1. Issue Date: for all purposes and effects, the date of the Debenture Issue shall the 1st (first) of March 2005 (“Date of Issue”).

4.1.2. Convertibility, type and form: simple, not convertible into shares.

4.1.3. Class: the Debentures shall be of an unsecured nature, without special privileges.

4.1.4. Term and Redemption Date: the Debentures shall have a term of 3 (three) years, counting from the Date of Issue, falling due on the 1st (first) March 2008 (“Redemption Date”). The Issuer is obliged, on the Redemption Date, to proceed with the settlement of those debentures that are still in circulation, for their Nominal Unit Value (as defined in subparagraph 4.1.5. below), with interest added, as set out in item 4.2. below, calculated pro rata temporis, from the last payment date of the said interest.

4.1.5. Nominal Unit Value: the nominal unit value of the Debentures, as at the Date of Issue, shall be R$10,000.00 (ten thousand reais) (“Nominal Unit Value”).

4.1.6. Quantity of Debentures Issued: 30,000 (thirty thousand) debentures.

4.2. Remuneration (interest payable)

4.2.1. From the Date of Issue, the Debentures shall carry remuneration (“Remuneration”) in the form of remunerative interest on their Nominal Value, from the Date of Issue, and paid at the end of each Capitalisation Period, as defined in item 4.2.8. , according to the formula below. The rate of interest applicable to the Debentures shall be defined in the bookbuilding process, observing a maximum rate of 103% (one hundred and three percent) for the accumulation of DI (inter-financial deposits) average daily rates, “over extra group”, calculated and published by CETIP, based on 252 days, expressed in the form of an annual percentage (“DI Rate”).

4.2.1.1. At the end of the bookbuilding procedure, the Issuer's Board of Directors will ratify the DI Rate percentage which shall be applicable to the Debentures.

4.2.2. The average daily rates are accumulated in exponential form using the criteria of pro rata temporis, until the effective interest payment, in such a way as to cover the entire Capitalization Period, as defined under item 4.2.8.

4.2.3. The calculation of remunerative interest shall be worked out according to the following formula:

JR =	VN x [FatorDI - 1], where:

JR =	The value of remunerative interest to be paid on the respective due dates, calculated to 6 (six) decimal placeswithout rounding up or down;

VN =	Nominal Unit Value, stated to 6 (six) decimal places, without rounding up or down; and

DI Factor (Fator DI) =
Product of the DI rates, from the date of the beginning of capitalization, inclusive, to the date of the calculation, exclusive, calculated to 8 (eight) decimal places, the figures being rounded up or down, according to the formula below:

Fator DI =

nDI =	total number of DI rates, "nDI " being a whole number;

TDIk =	DI rate expressed per day, calculated to 8 (eight) decimal places, rounded up or down asfollows:

DIk=	DI rate, on an annual percentage basis, based on 252 (two hundred and fifty-two) workingdays, calculated and published by CETIP,referring to day "k";

dk=	number of working day(s) corresponding to the validity period of the DI rate, "dk" being a wholenumber; and

S =	percentage applied at the DI rate, stated to 2 (two) decimal places.

4.2.3.1. The factor resulting from the formula (1 + TDIk x S /100) is considered to 16 (sixteen) decimal places, without rounding up or down.

4.2.3.2. The product of the daily factors (1 + TDIk x S /100), each daily factor accumulated, shortening the result to 16 (sixteen) decimal places, applying the next daily factor, and so on thereafter until the last factor to be considered.

4.2.3.3. Once the factors are accumulated, the resulting DI Factor will be stated to 8 (eight) decimal places, without rounding up or down.

4.2.4. The DI Rate to be used must be calculated to the identical number of decimal places as that published by the body responsible for its calculation, except when expressly indicated otherwise.

4.2.5. If on the due date of any pecuniary obligations by the Issuer, no DI Rate has been published by CETIP, the latest published DI Rate shall be used, there being no compensation due whatever between the Issuer and the Debenture Holders, when the next applicable DI Rate is published. If the DI Rate is not published for a period of more than 10 (ten) consecutive days, the terms set out under items 4.2.6. and 4.2.7. below apply, with regard to the definition of new parameters for Debenture Remuneration.

4.2.6. In the case of the ceasing, absence of calculation and/or publishing of the DI Rate for more than 10 (ten) consecutive days after the date expected for its calculation, and/or publication, or the legal impossibility of applying the DI Rate to the Debentures, the Fiduciary Agent must, within a maximum period of 20 (twenty) days, counting from the event, hold a General Debenture Holders Meeting (according to the method and time periods specified in Clause X of this Debenture Issue Contract, and article 124 of Brazilian Corporate Law), for the deliberation, in common agreement with the Issuer, on the new parameters for the payment of remunerative interest, to be proposed by the Issuer.

4.2.7. If there is no agreement reached on the new Remuneration between the Issuer and the Debenture Holders, representing a minimum of 2/3 (two thirds) of the Debentures in Circulation, the Issuer must redeem all the Debentures in Circulation, within a period of 30 (thirty) days, counting from the date of the respective General Meeting of Debenture Holders, for their Nominal Unit Value, with interest due added up to the date of the effective redemption, calculated pro rata temporis, from the Date of Issue or the date of the last interest payment, whichever is the case. In this instance, for the calculation of the remunerative interest applicable to the Debentures to be redeemed, the most recent DI Rate to be published officially, shall be used.

4.2.8. For the purposes of calculating the Debenture Remuneration, the Period of Capitalization is defined as the time interval from the Issue Date, inclusive, in the case of the first Capitalization Period, or the date of the immediately preceding Remuneration Payment, inclusive, in the case of the other Capitalization Periods, and ends on the date of the next Remunerative Interest Payment due, exclusive. Each Capitalization Period succeeds the previous one, without a continuous link

4.3. Amortization

There shall be no amortization (paying down), of the Nominal Unit Value of the Debentures, the entire amount being paid in full on the Redemption Date.

4.4. Payment of Remunerative Interest

The amounts relating to the Remunerative Interest on the Debentures, must be paid half yearly, always on 1st (first) of the months of March and September each year, the first payment being due on 1st (first) of September 2005.

4.5. Guarantee

4.5.1. As a guarantee of faithful and punctual payment of the Debentures, the Guarantor is to provide a pledge of security in favour of the Debenture Holders, represented by the Fiduciary Agent, thus undertaking the obligation as guarantor and principal payer of all the amounts due under the terms of this Debenture Issue Contract, under the terms described below.

4.5.2. The Guarantor hereby declares itself in these minutes, irrevocably and irretractibly, as underwriter and principal payer for the total amount of debt of the Issuer, represented by the Debentures, at the Date of Issue, including remunerative interest and fines for delayed payments, where applicable, as well as the other pecuniary obligations covered in this Debenture Issue Contract (the “Guaranteed Amount”).

4.5.3. The Guaranteed Amount shall be paid by the Underwriter within a period of 48 (forty-eight) hours, counting from the written communication sent by the Fiduciary Agent to the Underwriter, informing of the lack of payment, on the respective payment date, of any amount due by the Issuer, under the terms of this Debenture Issue Contract, including, but not limited to, the amounts due to the Debenture Holders, in the form of principal, remunerative interest or charges of whatever nature. The payments shall be carried out by the Guarantor, in accordance with the procedures established in the Debenture Issue Contract.

4.5.4. The Guarantor , expressly foregoes the benefits, of order, rights and entitlement to exoneration of whatever nature covered by articles 366, 827, 834, 835, 836, 837, 838 and 839 of the Brazilian Civil Code.

4.5.5. The Guarantor assumes the rights of the Debenture Holders, in the event of having to honor, wholly or partially, the pledge of security which is the subject of this item 4.5.

4.5.6. This pledge of security shall come into force on the Date of Issue, remaining valid in all of its terms and conditions, up to the full payment of the Guaranteed Amount, or the date on which the pledge of security is replaced, observing the terms set out in items 4.5.9 and 4.5.10, below.

4.5.7. The Guarantor , from that time recognizes for a determined period, for the purposes of article 835 of the Brazilian Civil Code, the date of full payment of the Guaranteed Amount.

4.5.8. The Guarantor declares that:

(i)	it is a commercial company, organized and constituted under Brazilian Corporate Law;

(ii)	it is obligatorily authorized and has obtained all the licences and authorizations necessary to grant the pledge of security hereby established and to fulfill its obligations hereby set out, having satisfied all the statutory and legal requirements needed for this purpose;

(iii)	the pledge of security hereby granted constitutes a legal obligation, valid and linked to the Underwriter, enforceable in accordance with its terms and conditions; and

(iv)	the signing of this Debenture Issue Contract and the granting of the pledge of security herein established, does not infringe any legal disposition, order, legal or administrative sentence or decision, contract or instrument in which the Guarantor or any of its controlling shareholders, has a part, nor shall it result in: (i) any due date being brought forward of any obligation established in any of these contract or instruments, (ii) the creation of any lien on any asset or goods owned by the Guarantor or any of its controlling shareholders; or (iii) the recindment of any of these contract or instruments.

4.5.9. In the case of: (i) the occurrence, in relation to the Guarantor, of any event referred to in item 7.1. of Clause VII below, with the exception of the event that refers to sub item (e), or (ii) the selling-off, directly or indirectly, of shareholder control of the Underwriter, the Fiduciary Agent shall require the substitution of the security pledge hereby provided, which must be carried out within a period of 15 (fifteen) days, counting from the date of receipt, by the Underwriter, of notification soliciting the replacement.

4.5.10. Referring to the case of item 4.5.9. above, the security pledge by the Guarantor may only be replaced by a bank guarantee, authorized in favour of the Debenture Holders, represented by the Fiduciary Agent, issued by a financial institution with a risk classification on a national equivalent scale, of at least AA-, as measured by Standard & Poor’s.

4.5.11. Except in the case dealt with in item 4.5.10. above, the replacement of the Guarantor shall be subject to prior approval by the Debenture Holders, representing 75% (seventy-five percent) of the Debentures in Circulation at a General Meeting of Debenture Holders, specially convened for this purpose.

4.5.12 The Guarantor certifies that the provision of a pledge of security has been definitively authorized at a meeting of the Executive Board, held on 2 February 2005.

4.6. Location for Payment

The remunerative interest payments made on the Debentures shall be effected, depending on the case: (i) using the procedures adopted by CBLC, for Debentures registered on BOVESPA FIX; or (ii) the procedures adopted by CETIP, for those Debentures registered on SND; or (iii) for the holders of Issued Debentures who are not linked to these systems, by the Issuing Bank.

4.7. Extension of Time Periods

The time periods referring to payment of any obligations by whatever party, including the Debenture Holders, may be considered to be extended, with regard to payment of the subscription price, up to the 1st (first) subsequent working day, if the due date should happen to fall on a commercial or bank holiday in the City of São Paulo, in the State of São Paulo, without any increase in the amounts to be paid, save in the case where payments must be carried out through CETIP or CBLC, in which case an extension in the payment period shall only occur when the date coincides with a national bank holiday, a Saturday or a Sunday.

4.8. Fines Due to Delayed Payments

In the event of any failure to pay on time, any payment amount due to the Debenture Holders, the outstanding debt shall be subject to a fine, non-compensatable, of 2% (two per cent) of the value owed, and additional interest calculated on the amount due, from the date of falling due, to the effective payment date, at a rate of 1% (one per cent), a month, independent of advice, notification, judicial or extrajudicial intercession, in addition to the charging expenses incurred.

4.9. Loss of rights to delay-related fines and charges

Without prejudicing the disposition set out in item 4.8. above, the non-appearance of the Debenture Holder to receive the amount corresponding to any of the pecuniary obligations due from the Issuer on the dates set out in this Debenture Issue Contract, or in a public communication from the Issuer, shall not confer the right to receive remuneration and/or fines for the period related to the resulting payment delay, nonetheless, the Debenture Holder shall retain all the rights acquired up to the respective payment due date.

4.10. Time Limit for Payment and Payment Method

The Debentures in this Issue shall be paid for in cash, in Brazilian national currency (The Real), at the time of subscription.

4.11. Subscription Price

The Debentures shall be subscribed for and paid for at their Nominal Unit Value, with Remunerative Interest added, calculated pro rata temporis from the Date of Issue up to the date of effective payment.

4.12. Renegotiation

There shall be no renegotiation of these Debentures.

4.13. Publicity

All the actions and decisions to be made regarding this Issue, which, in any way involve the interests of the Debenture Holders, must be obligatorily communicated in the form of notices published in the Official Gazette of the State of São Paulo and the newspaper Valor Econômico.

4.14. Debenture Certificates

The Issuer will not be issuing Debenture certificates. For all purposes of associated rights, the statement issued by the Issuing Bank shall serve as proof of ownership of the Debentures. Additionally, the "Asset Position Report" issued by SND, accompanied by a statement in the name of the Debenture Holder, issued by the financial institution responsible for the custody of these securities when deposited with SND, shall also serve as proof of ownership. For Debentures deposited with CBLC, and statement of custody will be issued by CBLC, in the name of the Debenture Holder.

4.15. Liquidity and Stability

There shall be no fund constituted for the maintenance of liquidity or any contract signed to guarantee the liquidity or price stability of the debentures.

4.16. The Immunity of Debenture Holders

If any Debenture Holder enjoys some type of tax immunity or exemption, the supporting documentation must be sent to the Issuing Bank, within a minimum period of 10 (ten) working days before the next date set for receipt of Debenture payments, without which the tax due under the current tax legislation in force shall be discounted from the Debenture Holder’s remunerative interest payment at source.

CLAUSE V - ADDITIONS TO THIS DEBENTURE ISSUE CONTRACT

Any additions to this Debenture Issue Contract must be signed by the Issuer, the Guarantor and by the Fiduciary Agent, and subsequently filed with the Commercial Assembly of the State of São Paulo and sent to the CVM.

CLAUSE VI - POSSIBILITY OF ACQUISITION AND ADVANCE REPAYMENT

6.1. The Issuer can, at any time, acquire the Debentures of this Issue that are in market circulation, for a price that does not exceed their Nominal Unit Value, with Remunerative Interest added, calculated pro rata temporis, observing the dispositions in the second paragraph of article 55 of Brazilian Corporate Law. The Debentures acquired, as envisaged in this item 6.1. can be cancelled, held in Treasury by the Issuer, or be placed again in the market.

6.2. There shall be no advance repayment of the Debentures.

CLAUSE VII - REDEMPTION AHEAD OF SCHEDULE

7.1. Certain hypothetical events trigger the advance redemption of the Debentures in this Issue, according to the terms in items 7.2. and 7.3. below, resulting in the immediate demand for payment, from the Issuer, for the Nominal Unit Value of each Debenture, with Remunerative Interest added, calculated pro rata temporis from the date of the Debenture Issue, or the last date of interest payment, whichever is the case, up to the date of effective payment, in the following situations:

(a) the request for bankruptcy protection on the part of the Issuer and/or its direct or indirect controlling shareholders, or any similar procedure, judicial or extrajudicial, subsequently enacted by law;

(b) the liquidation, dissolving or winding up of the Issuer and/or its direct or indirect controlling shareholders, or any companies under its control;

(c) a request for winding up by the company and/or its direct or indirect controlling shareholders and companies controlled by it, which is not carried out according to the legally defined time period;

(d) the non-payment, on the respective due dates, of Remunerative Interest due on the Debentures, as well as any other pecuniary obligations set out under the terms of this Debenture Issue Contract;

(e) the selling-off, directly or indirectly, of the shareholder control of the Issuer, except in the case of the sale of shareholdings between the current controlling shareholders of the Issuer;

(f) the incorporation, merger, spin-off or the implementation of any other type of corporate reorganization of the Issuer (Reorganization), which has not previously been approved by Debenture Holders that represent at least 75% (seventy five percent) of the Debentures in Circulation, at a Meeting of Debenture Holders specially convened for this purpose, observing the convening procedure set out in Clause X below, except in the case of incorporation, merger, spin-off or other type of corporate reorganization of the Issuer exclusively involving the Subsidiaries of the Issuer on the date of the signing of this Debenture Issue Contract, as described in the prospectus for the Public Debenture Distribution (“Prospectus”);

(g) failure by the Issuer to meet any and every non-pecuniary obligation arising from this Debenture Issue Contract, not remedied within a period of 30 (thirty) days, counting from the receipt of written notice sent by the Fiduciary Agent;

(h) failure by the Issuer in its obligation to maintain the financial index, as covered in item 8.1. (xx) of this Debenture Issue Contract;

(i) reduction in the paid-up capital of the Issuer and/or any alteration to the Issuer's Bylaws, which implies the concession of the right of withdrawal to shareholders of the Issuer, for an amount that could affect, directly or indirectly, the Issuer's obligations set out in this Debenture Issue Contract;

(j) legitimate protests by Debenture Holders against the Issuer, whose unit or aggregate value exceeds R$ 15,000,000.00 (fifteen million reais), except in the case of the protest being made by mistake or in bad faith on the part of third parties, provided that this is proven to be the case by the Issuer, if this is so, or if the protest is withdrawn, in any event, within a maximum period of 3 (three) working days of its occurrence;

(k) the failure to pay, or paying down in advance, of any of the debts of the Issuer, for a unitary or aggregate amount equal or greater than R$ 25,000,000.00 (twenty-five million reais), due to a contractual failure to pay, for an amount that could, in any event, prejudice the Issuer's pecuniary obligations in arising from the Debenture Issue, save where the Issuer proves, within one working day immediately following the date of its occurrence, that this failure to pay, or advance paying down of debt, did not take place or has been definitively rectified by the Issuer;

(l) the sell-off, confiscation, misappropriation or any other form of disposal, during the period that the Debentures are in force, of operational assets which, individually or together, result in a reduction in net consolidated operational revenues of more than 25% (twenty five percent) in relation to the net operational revenues reported by the issuer in the financial year ending the 31 December 2004, corrected annually by variation in the General Market Prices Index (IGP-M), calculated by the Getúlio Vargas Foundation. The limit established above being calculated quarterly, taking into account the operational revenues of the Issuer during the 12 (twelve) months prior to the end of each quarter, and using the financial information normally published by the Issuer; and

(m) payment by the Issuer of dividends and/or interest-on-equity payments, except for legally obligatory dividends or interest-on-equity payments ascribed as obligatory dividends, if they are delayed in relation to the fulfillment of any of the pecuniary obligations set out in this Debenture Issue Contract.

7.2. The occurrence of any of the events cited in sub-items (a), (b), (c) and (d) of item 7.1. above shall trigger the redemption ahead of schedule, of the Debentures, independent of any advice or notification, as observed in the only paragraph of Article 13 of CVM instruction Nº 28.

7.3. If any of the events indicated in sub-items (e) to (m) of item 7.1 above should occur, the Fiduciary Agent must convene, within a period of 48 (forty-eight) hours from the date of becoming cognizant of the occurrence of any of the said events, a General Debenture Holders Meeting, to deliberate on the declaration of redemption ahead of schedule, observing the procedures for convening meetings, set out in Clause X below and the specific quorum established in item 7.3.1. below. The Meeting of Debenture Holders cited in this item can also be convened by the Issuer, or in the manner described in item 10.1. below.

7.3.1. The Meeting of Debenture Holders, which deals with this item 7.3. may opt, by deliberation of Debenture Holders which represent a minimum of 2/3 (two thirds) of the Debentures in Circulation, to not declare redemption ahead of schedule for the Debentures.

7.3.2. In the event of: (i) non-convening of a Meeting of Debenture Holders mentioned in item 7.3. , (ii) the non-implementation of a Meeting of Debenture Holders mentioned in item 7.3. due to lack of a quorum, or (iii) the non-approval of the exercising of the entitlement envisaged in item 7.3.1. above by the minimum quorum for deliberation, the Fiduciary Agent must declare the redemption in advance of the debentures, under the terms of 7.1. above.

CLAUSE VIII - ADDITIONAL OBLIGATIONS OF THE ISSUER

8.1. Observing the other obligations set out in this Debenture Issue Contract, up to the full payment of the Nominal Unit Value and remunerative interest on all the Debentures, the Issuer is also obliged to:

(i) Provide the Fiduciary Agent with the following:

(a) after the end of each financial year, within the legal time-limit established, a copy of its complete consolidated financial statements related to the financial year just ended, prepared in accordance with generally acceptable accounting principles in Brazil (BRGAAP), explicitly stating the figures necessary that are needed for the calculation of the financial index described in item 8.1. (xx) of this Clause VIII, accompanied by a report from independent auditors and a report showing the calculation of the said financial index;

(b) after the end of each financial quarter, within the established legal time-limit, a copy of its financial information relative to the respective quarter, prepared in accordance with the generally acceptable accounting principles in Brazil (BRGAAP), explicitly stating the figures necessary that are needed for the calculation of the financial index described in item 8.1. (xx) of this Clause VIII, accompanied by a report showing the calculation of the said financial index;

(c) copies of information required on a regular basis and from time to time by CVM instruction Nº 202/93, and subsequent alterations, within the time limits therein stipulated;

(d) within a short a time as possible, any information related to this Issue which has been requested by the Fiduciary Agent;

(e) Information with respect to the occurrence of any of the possible events indicated in Clause VII - Redemption Ahead of Schedule above, on the same date as the occurrence becomes known;

(f) within a period of up to 5 (five) days after its publishing, a copy of the annual re-evaluation report from the Risk Classification Agency for the Debentures, contracted under the terms of this Debenture Issue Contract; and

(g) quarterly, within a period of up to 60 (sixty) days after the end of each financial quarter, a declaration that all its obligations set out with in this Debenture Issue Contract, are fulfilled and fully up-to-date, particularly those specified under item 7.1 of Clause VII above.

(ii) provide a satisfactory level of publicity for its economic-financial information, under the terms of Brazilian Corporate Law;

(iii) keep its bookkeeping up-to-date and make the respective entries in accordance with generally accepted accounting principles in Brazil;

(iv) convene, under the terms of item 10.1 of this Debenture Issue Contract, a General Meeting of Debenture Holders, to deliberate on whatever matters that are directly or indirectly related to this Issue, in the event that the Fiduciary Agent does not do so;

(v) fulfill all the rulings made by the CVM, as well as providing it with information that has been requested by that authority;

(vi) submit, in the legally prescribed manner, its financial statements for examination by a firm of independent auditors, registered with the CVM;

(vii) keep its registry up to date as a listed company with CVM, under the terms of CVM instruction Nº 202/93, and subsequent alterations;

(viii) maintain a satisfactory level of services provided to Debenture Holders, to assure them of efficient treatment, or contract authorized institutions to provide these services;

(ix) immediately notify the Fiduciary Agent of any substantial alteration in the conditions (financial or otherwise) or in the businesses of the Issuer, which could make it difficult or impossible for the Issuer to fulfill its obligations arising from this Debenture Issue Contract;

(x) maintain insurance in accordance with the practices usually adopted by the company, as described in the Prospectus;

(xi) not carry out any act contrary to its bylaws and/or the terms set out in this Debenture Issue Contract;

(xii) communicate to the Fiduciary Agent, any occurrence which involves modification of the use of the funds raised through the Debenture Issue, as described in this Debenture Issue Contract;

(xiii) maintain the validity of licences, concessions or necessary approvals, in compliance with the regulations, to ensure the regular functioning of the Issuer;

(xiv) maintain the validity of environmental licences related to its activities, according to the regulations, as well as fulfilling all the technical requirements there in established;

(xv) except in the case of those payments whose good faith are being questioned by the Issuer in either the courts or through administrative proceedings, to keep up-to-date the payment of all taxes due to the Federal, State or Municipal Tax Authorities;

(xvi) while the Debentures remain in circulation, to not carry out any substantial alteration in the nature of its businesses, as described in the Prospectus;

(xvii) to contract the services of, and maintain such a contract, up to the Date of Redemption: (i) a rating agency which publishes a report, at least once a year, with a short summary of the risk classification of the Debentures; (ii) an issuing bank; (iii) an share registry institution and, (iv) a fiduciary agent.

(xviii) invest the funds raised through the Debenture Issue strictly in accordance with the terms described in this Debenture Issue Contract and the Prospectus;

(xix) comply with, in all material aspects, all the laws, rules, regulations and applicable orders, in any jurisdiction in which it carries out its business or owns assets;

(xx) observe and maintain, from the Date of Issue, a Net Debt/EBITDA ratio, of less than or equal to 3.5, to be verified quarterly, always at the same time as when its quarterly figures are regularly reported by the Issuer. For the purposes of this item (xx), Net Debt is considered to be all the Consolidated financial debt of the Issuer, excluding the total value of cash and equivalents and the Issuer's consolidated financial deposits, while EBITDA is considered to be consolidated operational earnings, before interest, taxes, consolidated depreciation and amortization.

(xxi) maintain valid and in order, up to the payment of all the sums owed to the Debenture Holders, the declarations made by the Issuer in items (a), (b), (c), (d), (h), (i), (j) and (m) of Clause XI below. The declaration which refers to item (i) in Clause XI shall be considered to be valid and in order for the purposes of this item (xxi) if the absence of authorizations and/or licenses referred to therein are subject to the questioning by the Issuer, in good faith, of their requirement, and,

(xxii) to provide a replacement for the security pledged by the Guarantor in the form of a bank guarantee, under the terms and the hypothetical situations envisaged in item 4.5. of Clause IV above.

CLAUSE IX - FIDUCIARY AGENT

9.1. Nomination

As Fiduciary Agent for the object of this Debenture Issue Contract, the Issuer has constituted and nominated Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A., qualified in the preface to this Debenture Issue Contract, which hereby, and in good faith accepts the nomination, under the terms of the law and this Debenture Issue Contract, to represent the group of Debenture Holders.

9.2. Declaration

The Debenture Holders’ Fiduciary Agent, nominated in this Debenture Issue Contract, hereby declares under the penalty of the law:

a) that it does not have any legal impediment, according to article 66, paragraph 3 of Brazilian Corporate Law, and article 10 of CVM instruction Nº 28 of 23 November 1983, in the exercising of the function being conferred to it;

b) that it accepts the function conferred do it, wholly assuming the duties and assignments set out in the specific legislation and in this Debenture Issue Contract;

c) that it wholly accepts this Debenture Issue Contract, with all its clauses and conditions;

d) that it has no connection with the Issuer, which impedes it in the exercising of its functions;

e) that it is aware of Circular Nº 1.832/1990, published by Brazilian Central Bank;

f) that it is definitively authorized to sign this Debenture Issue Contract and fulfill all the obligations herein set out, having satisfied all the legal and statutory requirements needed to this end;

g) that it is not in any situation of conflict of interest, as envisaged in article 10 of CVM instruction N.º 28/1983;

h) that it is definitively qualified to exercise the activities of Fiduciary Agent, under the terms of the applicable regulations in force;

i) that this Debenture Issue Contract constitutes a legal, valid obligation, linked effectively to the Fiduciary Agent, and enforceable in accordance with its terms and conditions;

j) that the signing of this Debenture Issue Contract and the fulfillment of all its obligations herein set out, do not infringe any prior obligation assumed by the Fiduciary Agent;

k) that it has verified the veracity of the information contained in this Debenture Issue Contract; and

l) that it has verified the observance, by the Issuer, of the issue limits imposed under article 60 of Brazilian Corporate Law, in accordance with that set out in item 3.7. of this Debenture Issue Contract.

h) that it has verified that the security pledge described in item 4.5 of Clause IV, is in order, and that based on the asset balance sheet of the Guarantor as at 31/12/2004, described below, that there are sufficient assets for its enforcement, under the terms set out in paragraph IX of Article 12 of CVM Instruction Nº 28 of 23/11/83.

Net Worth	Total Demandable	Fixed Assets	Current and Realizable Assets
			In R$’000
1,023,074	486,648	465,283	1,047,766

9.3. Substitution

9.3.1. In the hypothetical instance of an absence, temporary impediment, resignation, intervention, judicial or extrajudicial liquidation, bankruptcy, or any other instance which results in any other kind of absence, a General Meeting of Debenture Holders will be held within a maximum period of 30 (thirty) days, counting from the day on which the event happened to require the meeting, to choose a new Fiduciary Agent, which can be convened by the Fiduciary Agent to be substituted, by the Issuer, by Debenture Holders who represent at least 10% (ten percent), of the Debentures in Circulation, or the CVM. In the event of the convening not taking place 15 (fifteen) days or more, prior to the end of the time limit cited above, it shall fall to the Issuer to convene it, observing the time limit of 15 (fifteen) days for the first convening, and 8 (eight) days for the second convening, it being the right of the CVM to nominate a provisional substitute, while the process of choosing a new fiduciary agent is completed. The remuneration of the new fiduciary agent shall be the same as that due to the previous Fiduciary Agent, observing the terms in item 9.3.7 below.

9.3.2. In the event of the Fiduciary Agent being unable to exercise its functions due to circumstances not covered in this Debenture Issue Contract, it should immediately communicate this fact to the Debenture Holders, requesting replacement.

9.3.3. Debenture Holders are entitled to, after the end of the time limit for the distribution of the Debentures, to proceed with the replacement of the Fiduciary Agent and proceeding with the recommendation of its replacement, at a General Meeting specially convened for this purpose. The replacement of the Fiduciary Agent is subject to prior communication with the Issuer and the publishing by the CVM affirming the fulfillment of all the requirements of Article 8 of CVM N.º 28/83 and any subsequent regulations.

9.3.4. The replacement of the Fiduciary Agent must be the object of an addition to this Debenture Issue Contract.

9.3.5. In the case of the resignation of the Fiduciary Agent, it must remain carrying out its duties until an effective replacement has been made.

9.3.6. The Fiduciary Agent shall begin the exercising of its functions on the date of this Debenture Issue Contract or any possible additions to this contract related to its substitution, and remain carrying out its duties and functions up to the Debenture Redemption Date or its effective replacement.

9.3.7. In the event of the Fiduciary Agent being effectively replaced, this replacement shall receive the same a remuneration as that received by the existing Fiduciary Agent, with all its terms and conditions, seeing that the first annual installment due to the replacement will be calculated pro rata temporis, from the date of starting to exercise its duties as Fiduciary Agent. This remuneration may be altered by common agreement between the Issuer and the replacement Fiduciary Agent, provided that this has been previously approved at a General Meeting of Debenture Holders.

9.3.8. In the event of the Fiduciary Agent being replaced, all the respective norms and precepts as defined by the CVM shall be applicable.

9.3.9. It is hereby established that, in the case of the existing Fiduciary Agent being replaced, the proportion of remuneration received but for which a corresponding service has not been provided - calculated pro rata temporis, from the date of the last remuneration payment received, as set out in item 9.7 of this Debenture Issue Contract up to the effective replacement date of the current Fiduciary Agent - on to the replacement fiduciary agent, as remuneration for services provided by the replacement.

9.4. Duties

Without prejudice to other items envisaged under the law, rules issued by the CVM, or the terms of this Debenture Issue Contract, the following duties and assignments of the Fiduciary Agent are hereby constituted:

a) To protect the rights and interests of the Debenture Holders, using, in the exercising of this function, the care and diligence that any upright and upstanding man is accustomed to use in the running of his own business;

b) to resign its duties in the event of conflicts of interest arising or any other events arising that affect his capacity to carry out his duties;

c) Maintain in good order, all the documentation, correspondence and other papers related to the exercising of its role;

d) Verify, at the moment of accepting its duties, the veracity of the information contained in this Debenture Issue Contract, working diligently to rectify any possible omissions, failures or defects it becomes aware of;

e) Carry out, with the competent bodies, in the event of the Issuer not doing so, the registration of this Debenture Issue Contract and respective additions, remedying any omissions or irregularities it may chance to find in existence; in this case, the Issuer must provide all the information and documents necessary to carry out the said registration;

f) Check that obligatory information is provided on a regular basis, alerting the Debenture Holders in the event of omissions or untruthfulness occurring in this information;

g) Issue a report about the sufficiency of information contained in the proposals for any modification of the conditions of the Debentures;

h) Request, when it judges necessary in the faithful performance of its duties, updated clearance certificates from the civil distributors offices, public treasury courts, appeal courts, board of conciliation and judgement, public treasury prosecutors court, office of the attorney general of public treasury, where the main headquarters of the Issuer is located;

i) Request, when it considers necessary, extraordinary audits of the Issuer, this request being obligatorily accompanied by a report which explains the reason and need for such an audit;

j) Convene, when necessary, a General Meeting of Debenture Holders, through an announcement published at least 3 (three) times, in the organs of the press referred to in item 4.13. , respecting the other rules that are related to publication, contained in the Brazilian Corporate Law and this Debenture Issue Contract;

k) Appear at General Meetings of Debenture Holders with the purpose of providing the information that they have requested of him;

l) Draw up an annual report for the Debenture Holders, under the terms of Article 68, paragraph 1, line (b) of Brazilian Corporate Law, which must contain, at least, the following information:

l.1) any omissions or errors which it has knowledge of, contained in the information published by the Issuer or, any failure to pay or delay in providing obligatory information on the part of the Issuer;

l.2) any statutory alterations that have occurred in the period;

l.3) comments on the Issuer's financial statements, focusing on the Issuer's economic and financial indicators and capital structure;

l.4) the position of the distribution or placing of the Debentures in the market;

l.5) a report on the destination of the funds raised as a result of the Debenture Issue, in accordance with the data obtained from the management of the Issuer;

l.6) fulfillment of the obligations assumed by the Issuer in this instrument, including the maintenance of the financial index envisaged in item 8.1. (xx) and any occurrence of events in visits under item 7.1. of Clause VII above;

l.7) a declaration about its capacity to continuing to exercise the function of Fiduciary Agent;

l.8) remuneration payments carried out in the period, as well as any purchases and sales of Debentures carried out by the Issuer; and

l.9) a report on any assets and amounts delivered to its administration.

m) Make available the report which covers item “l” to the Debenture Holders within a maximum period of 4 (four) months, counting from the end of the Issuer's financial year, at the following locations, at least:

m.1) at the headquarters of the Issuer;

m.2) at its office or, when a financial institution, at a location indicated by it;

m.3) at the CVM;

m.4) at BOVESPA and CETIP; and

m.5) at the headquarters of the leading intermediary institution responsible for the placing of the Debentures.

n) To publish, in the press organs referred to in item 4.13. , at the expense of the Issuer, an announcement communicating to Debenture Holders that the report is available for their perusal at the locations in line “m” above;

o) Maintain an up-to-date report of Debenture Holders and their addresses, with the management of the Issuer, the Issuing Bank, CBLC and CETIP;

p) Ensure the fulfillment of the clauses contained in This Debenture Issue Contract, especially those that imposed obligations on what to do and not to do; and

q) Notify the Debenture Holders, if possible individually, within a maximum time limit of 30 (thirty) days, of any failure, on the part of the Issuer, to carry out any obligations assumed in this Debenture Issue Contract, indicating the location in which it will provide further details to those interested parties. A communication with equal content must be also sent to:

r.1) the CVM; and

r.2) BOVESPA, CBLC and CETIP; and

r) Monitor quarterly the maintenance of the financial index covered in item 8.1. (xx), obligatorily informing the Debenture Holders immediately of any failure to comply in regard to the said financial index;

s) Monitor any occurrence of items covered in item 7.1. of Clause VII above and immediately inform Debenture Holders of the occurrence of any such events.

9.5. Specific Assignments

9.5.1. In the case of non-payment by the Issuer, the Fiduciary Agent shall utilize whatever judicial or extrajudicial procedure for the protection and defense of the interest of the group of Debenture Holders and the payment of the amounts owed, to this end:

a) declare, observing the conditions in this Debenture Issue Contract, advance redemption of the Debentures, demanding the return of the principal and associated interest;

b) take any necessary measure to ensure the payment of the amounts owing to the Debenture Holders;

c) file for the bankruptcy of the Issuer; and

d) represent the Debenture Holders in the process of bankruptcy, bankruptcy protection, intervention or extrajudicial liquidation of the Issuer.

9.5.2. Observing the disposition in item 7.2. , the Fiduciary Agent shall only be exempt of the responsibility for the non-adoption of the measures contemplated in lines (a) to (c) of item 9.5.1. if, at a duly convened General Meeting of Debenture Holders, it is so authorized - through the unanimous deliberation of all the holders of the Debentures in Circulation, however, a deliberation by the majority of the holders of the Debentures in Circulation being sufficient - in the event of the case with respect to the disposition in line (d) of item 9.5.1.

9.6. Remuneration

9.6.1. Fees for the performance of duties and assignments shall be due to the Fiduciary Agent or the institution which replaces it, under the terms of the law and the terms of this Debenture Issue Contract, such remuneration being paid in the following way:

a) Quarterly installments of R$ 5,250.00 (five thousand two hundred and fifty reais), the first installment being due on the date of the signing of this Debenture Issue Contract. The amount of the first installment shall be R$ 3,150.00 (three thousand one hundred and fifty reais), due to the deduction of the one-time payment described in item “b” below;

b) One-time payment, of R$ 2,100.00 (two thousand one hundred reais), due under the heading of "implementation of the operation", at the time of the acceptance by the Issuer of the proposal to provide services, to be paid within a period of 5 (five) days, counting from the day on which the Fiduciary Agent presents its comments on the text of this Debenture Issue Contract, observing the disposition in item “a” above;

c) To the amount of remuneration shall be added those taxes levied on fees (IRRF – Income Tax Retained at Source, CSLL – social contribution on Net Earnings, ISS – Taxes on Services of Whatever Nature, PIS –contribution to the Social Integration Plan and Cofins – Contribution to the Financing of Social Security) at the rates in force on the respective payment dates, as well as any other taxes that may subsequently be levied on the remuneration hereby established;

d) The installments referred to above shall be updated annually, in accordance with the variation in the Consumer Prices Index, published by the Foundation Institute for Economic Research – FIPE (IPC-FIPE) or, if no longer in existence, by the index which has replaced it;

e) The remuneration of the Fiduciary Agent does not include the expenses for publishing, transport, food, travel and subsistence necessary for the Fiduciary Agent to exercise its role, these expenses being the responsibility of the Issuer, through payment invoices issued directly in its name, or subsequently reimbursed, after prior approval;

f) In the event of failure to pay by the Issuer, all the expenses of legal proceedings, including administrative expenses, which the Fiduciary Agent incurs in its safeguarding of the interests of the Debenture Holders must be previously approved and paid for in advance by the Debenture Holders, and subsequently, as set out in the applicable regulations and in the terms of this Debenture Issue Contract, indemnified by the Issuer. Such expenses to be paid for in advance by the Debenture Holders, also include expenditure on the legal fees of third parties, court deposits, legal costs and charges for those actions proposed by the Fiduciary Agent or those arising from actions against it, brought about in the exercising of its role, or financial losses or risks incurred while representing the group of Debenture Holders. Any expenses, court deposits and costs arising from the loss of suit in legal actions shall be equally borne by the Debenture Holders as well the remuneration and reimbursable expenses of the Fiduciary Agent in the event of the Issuer continuing to fail to pay these for a period exceeding 30 (thirty) days, the Fiduciary Agent being entitled to solicit a prior guarantee from the Debenture Holders to cover the risk of loss of suit;

f) the remuneration envisaged in line (a) above, shall be due even after the redemption of the Debentures, if the Fiduciary Agent is still claiming for and paid bills with regard to the Debentures, which have not been paid for by the Issuer; and

g) the remuneration of the Fiduciary Agent includes the drawing up of an annual report, in the form stipulated by CVM instruction Nº 28, of 23 November 1983.

9.6.2. Not included in the Fiduciary Agent’s remuneration, are specialist expenses should they be necessary, such as auditing and/or inspection, among others, or legal advice to the Fiduciary Agent and/or the Debenture Holders.

9.7. Expenses

9.7.1. The Issuer shall indemnify the Fiduciary Agent for all reasonable expenses that it can prove that it has incurred, to protect the rights and interests of the Debenture Holders, or to pay amounts owed, provided that these expenses have been previously communicated to the Issuer.

9.7.2. The indemnification, referred to in this item, shall be effected within 15 (fifteen) working days, counting from the day on which the Issuer delivers the documents as proof of payment that these expenses have been incurred, and were necessary in the protection of the rights of the Debenture Holders.

9.7.3. The expenses which are referred to in this item also include the following:

a) the publication of reports, notices and announcements, as envisaged in this Debenture Issue Contract, and any others which may be required by the applicable regulations;

b) issuing of clearance certificates;

c) travel between States in the Federation, with respective board and lodging, when necessary in the performance of its duties; and

d) any additional, special expenses, or costs associated with obtaining expert advice, that become indispensable, in the event of omissions and/or obscurity in the information regarding the strict interests of the Debenture Holders.

9.7.4. Amounts owed to the Fiduciary Agent for expenses that have been incurred to protect the rights and interests of the Debenture Holders, or amounts owed to the Debenture Holders that have not been settled as set out in item 9.7.2. above, shall be added to the debt of the Issuer and shall enjoy the same guarantees as the Debentures, being given preference to these, in the order of payment.

9.7.5. If any amount due to the Debenture Holders arising from this Debenture Issue Contract, is paid by means of judicial action, or charged using the service of lawyers, the Issuer must pay all the amounts due under the terms of this Debenture Issue Contract, and those related to the Debentures, as well as legal fees and other costs and expenses incurred in obtaining payment of the outstanding amount.

CLAUSE X - GENERAL MEETING OF DEBENTURE HOLDERS

General Meetings of Debenture Holders are subject to the dispositions in Article 71 of Brazilian Corporate Law.

10.1. Convening

10.1.1. A General Meeting of Debenture Holders may be convened by the Fiduciary Agent, by the Issuer, or by Debenture Holders which represents at least 10% (ten percent) of the Debentures in Circulation, or by the CVM.

10.1.2. A General Meeting of Debenture Holders must be held within a maximum period of 15 (fifteen) days, counting from the first convening, and within a maximum period of 8 (eight) days, counting from the second convening.

10.2. Instatement Quorum

A meeting may be instated, at the first convening, with the presence of Debenture Holders that represent at least half of the Debentures in Circulation and, in the second convening, with any quorum.

10.3. Presiding Officer

The Presiding Officer of the meeting shall be a Debenture Holder, elected by the other Debenture Holders, all that which has been designated by the CVM.

10.4. Quorum for Deliberation

10.4.1. For meeting deliberations, each Debenture in circulation (“Debenture in Circulation” or “Debentures in Circulation”) is entitled to one vote, allowed in the constitution of the mandate, allowing the institution of a proxy, be they Debenture Holders or not. Excluded from the quorum for deliberations, at any meeting of Debenture Holders held under the terms of this Debenture Issue Contract, are those Debentures held in Treasury by the Issuer, and those held by the controlling shareholders, subsidiaries and affiliates of the Issuer, as well as those Debentures held by the directors, board members or managers of the Issuer, or those held by its controlling shareholders, subsidiaries and affiliates, or those held by close relatives (up to second generation).

10.4.2. Observing the dispositions in this Debenture Issue Contract, deliberations shall be decided on by Debenture Holders representing, at least a majority of all the Debentures in Circulation present at the respective Meeting, except in those cases where a specific quorum has been established, under the terms of this Debenture Issue Contract or the legislation currently in force.

10.4.3. Alterations to (i) Debenture Remuneration, except for those referred to in item 4.2.7. of Clause IV above, or the dates of Remuneration payment, (ii) the redemption term of the Debentures and/or (iii) events resulting in advance redemption as set out in Clause VII of this Debenture Issue Contract, must be approved, be it in the first convening of a General Meeting of Debenture Holders, or at any subsequent convening, by Debenture Holders that represent at least 95% (ninety five percent) of the Debentures in Circulation.

10.4.4. Alterations to the financial index referred to in item 8.1. (xx) and/or the timetable for its verification, must be approved, be it in the first convening of a General Meeting of Debenture Holders, or at any subsequent meeting convened, by Debenture Holders that represent at least 75% (seventy five percent) of the Debentures in Circulation.

10.4.5. Alterations to qualifying quorums established in this Debenture Issue Contract and/or the dispositions in this Clause 10.4, must be approved, be it at the first convening of a General Meeting of Debenture Holders, or at any subsequent meeting convened, by Debenture Holders, which represents 100% (one hundred percent) of the Debentures in Circulation.

CLAUSE XI – DECLARATIONS AND GUARANTEES BY THE ISSUER

The Issuer declares and guarantees to the Fiduciary Agent, on the date of the signing of this Debenture Issue Contract, that:

(a) It is a commercial company, organized, constituted and existing in the form of a publicly listed company, according to Brazilian law;

(b) It is definitively authorized and has obtained all the necessary licenses and authorizations (including those from the competent state and federal bodies) to sign this Debenture Issue Contract, to carry out this Debenture Issue, and that it will fulfill its obligations herein set out, having satisfied all the legal and statutory requisites to do so;

(c) This Debenture Issue Contract constitutes a legal and valid obligation, linked to the Issuer, enforceable in accordance with its terms and conditions;

(d) That the Consolidated Financial Statements of the Issuer, dated 31 December 2002, 2003 and 2004, correctly represent the financial position of the Issuer on those respective dates, and were definitively drawn up in accordance with the general accounting principles accepted in Brazil;

(e) The Prospectus shall contain, on the date of the start of Debenture distribution, all the significant up-to-date information in relation to the Issuer, in the context of this Debenture Issue, and necessary for investors and their consultants to be able to carry out a correct analysis of assets, liabilities, the responsibilities of the Issuer, its financial condition, profits, losses, outlook and the rights in relation to the Debentures, not containing false declarations or omission of relevant facts, in the circumstances in which these declarations were made, seeing that the information, facts and declarations contained in the Prospectus in relation to the Issuer, are true, consistent, correct and complete;

(f) The opinions, analyses and forecasts (if there are any) expressed in the Prospectus in relation to the Issuer have been given in good faith, being expressed after all the relevant circumstances have been considered, and based on reasonable assumptions;

(g) There are no facts related to the Issuer or related to the Debentures not published in the Prospectus whose omission, in the context of this Issue, that make any significant declaration in the Prospectus misleading, incorrect or untrue;

(h) The signing of this Debenture Issue Contract and the issue and placing of the Debentures, do not infringe any legal disposition, order, decision or administrative or judicial sentence, contract or instrument in which the Issuer or any of its subsidiaries has a part, neither will it result in: (i) the falling-due in advance of any obligation established in any of these contracts or instruments, (ii) the creation of any lien on any asset or goods of the Issuer or any of its controlling shareholders; or (iii) the recindment of any of these contracts or instruments;

(i) The Issuer holds all the relevant authorizations and licenses (including those of an environmental nature) required by the federal, state and municipal authorities to carry out its activities, all of them being valid;

(j) The Issuer is fulfilling, in all material aspects, the laws, regulations, administrative standards and directives of the governmental organs, bodies in authority or tribunals, applicable to the conduct of its businesses, except those which are the subject of questioning in good faith by the Issuer;

(k) Except for the contingencies set out in the Prospectus, there are no ongoing lawsuits, administrative or arbitration award procedures, inquiries or any other type of governmental investigation which could cause a significant adverse impact on the Issuer, on its financial or other conditions, or its activities;

(l) There is no connection with the Fiduciary Agent which could prevent the Fiduciary Agent from fully exercising its duties with respect to this Issue; and

(m) It is up-to-date with the fulfilling of the obligations contained in this Debenture Issue Contract.

CLAUSE XII -GENERAL DISPOSITIONS

12.1. Communications

Those communications to be sent to any of the parties under the terms of this Debenture Issue Contract must be sent in writing, to the following addresses:

To the Issuer:
Ultrapar Participações S.A.
Avenida Brigadeiro Luiz Antônio, nº 1343, 9º andar
São Paulo - SP
Attn.: Sr. Marcello De Simone
Treasury Superintendent
Telephone: (11) 3177.6163
Facsimile: (11) 3177.6107

To the Fiduciary Agent:
Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A.
Avenida das Américas nº 500, Bloco 13, Grupo 205
Condomínio Downtown, Barra da Tijuca
Rio de Janeiro - RJ
Attn.: Sr. Juarez Dias Costa - Director
Telephone: (21) 2493-7003
Facsimile: (21) 2493-4746/4901
E-mail: agente@oliveiratrust.com.br

To the Guarantor:
Oxiteno S.A. Indústria e Comércio
Avenida Brigadeiro Luiz Antônio, nº 1343, 8º andar
São Paulo - SP
Attn.: Sr. Marcello De Simone
Telephone: (11) 3177.6163
Facsimile: (11) 3177.6107

To the Issuing Bank:
Banco Bradesco S.A.
Departamento de Ações e Custódia

Cidade de Deus - Vila Iara - Prédio Amarelo - 2º andar
Osasco – São Paulo
Attn.: Sr. Cassiano Ricardo Scarpelli
Telephone: (11) 3684-4522
Facsimile: (11) 3684-5645

To CETIP
Rua Líbero Badaró, 425/24º andar
São Paulo, SP - CEP 01009-000
Tel.: (11) 3111-1400 / 3365-4925
Fax: (11) 3111-1563

To CBLC
Rua XV de Novembro, 275
São Paulo - SP
CEP 01013-001
Tel.: (11) 3233-2178 / 2261

Communications shall be considered to have been delivered when received with the signing of an accompanying protocol or a notice of receipt, sent by the Brazilian Mail Service, by fax or telegrams at the addresses above. The originals of the documents sent by fax must be sent to the addresses above within a maximum period of 2 (two) working days after the message is sent.

12.2. Waiver

No waiver of any of the rights arising from this Debenture Issue Contract shall ever be assumed, whereby no delay, omission or forebearance granted in respect of the exercise of any rights, entitlements or remedial actions which are the responsibility of the Fiduciary Agent and/or the Debenture Holders as a result of any failure to perform on the part of the Issuer, shall prejudice these rights, entitlements or remedies, or be interpreted as constituting a waiver of same or exoneration of said failure to perform, nor shall it constitute novation or alteration of any other obligations assumed by the Issuer in this Debenture Issue Contract, nor shall it constitute a precedent in relation to any other delay or failure to perform.

12.3. Irrevocability

The signing of this Debenture Issue Contract is of an irrevocable and not reversible nature, obliging the Issuer, the Fiduciary Agent, the Guarantor and their successors to assume the respective roles.

12.4. Independence

If any of the dispositions in this Debenture Issue Contract should be judged invalid or ineffective, the other dispositions not affected by this judgment shall continue to stand, committing the Issuer, Fiduciary Agent and Guarantor, in good faith to replacing the dispositions affected, by another which, to the maximum possible extent, produces the same effect.

12.5. Executive Title

This Contract and the Debentures constitute extrajudicial title, under the terms of Article 585, paragraphs I and II, of the Civil Process Code, and the obligations therein enclosed are subject to specific execution, in accordance with Articles 632 and those subsequent to it, of the Civil Process Code.

12.6. Applicable Law

This Debenture Issue Contract is governed by the Laws of the Federal Republic of Brazil.

12.7. Jurisdiction

The Court of the City of São Paulo, in the State of São Paulo is hereby elected, as the authority for the settling of any queries or controversies arising from the interpretation of this Debenture Issue Contract, waiving the right of recourse to any other venue, however pertinent the claims for jurisdiction of such courts may be.

Being thus duly in agreement, the parties hereby sign the 4 (four) copies of this legal instrument, of equal content and form, in the presence of the 2 (two) undersigned witnesses.

São Paulo, 16 February 2005

ULTRAPAR PARTICIPAÇÕES S.A.

Name:	Name:
Post held:	Post held:

OLIVEIRA TRUST DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.

Name:	Name:
Post held:	Post held:

OXITENO S.A. INDÚSTRIA E COMÉRCIO

Name:	Name:
Post held:	Post held:

Witnesses:

Name:	Name:
CPF:	CPF:

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

ITEM 2

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

Minutes of An Extraordinary General Meeting

Date, Time and Location:

22 February 2005, at 2 p.m., at Company headquarters, located at Av. Brigadeiro Luiz Antônio, Nº 1343 – 9º andar, in the City and the State of São Paulo.

Present:

Shareholders who represent more than two thirds of the voting capital of the Company.

Convening Notice:

Published in the Official Gazette of the State of São Paulo on 4, 5 and 10 February 2005 and in the newspaper "Valor Econômico", on 4, 9 and 10 February 2005.

Presiding at the Board:

President: Gilberto Tamm Barcellos Corrêa

Secretary: Elizabeth Akemi Ishii Kodato

Order of the Day:

In accordance with the Convening Notice published.

Deliberations:

1.	Authorization to convert 1,834,724,517 (one billion, eight hundred and thirty-four million, seven hundred and twenty-four thousand, five hundred and seventeen) ordinary shares issued by the Company into the same number of preferred shares, under the terms of Article 11 of the Company Bylaws, bearing in mind the requests filed at Company headquarters, as listed as an annex to this document.

(EGM Ultrapar 22.02.2005)
The conversion does not exceed the limits for the ratio of ordinary shares to preferred shares, set by law. The ordinary shares converted will be cancelled in the Registry Book of nominative shares.

The cancellation of the converted ordinary shares will take place on 7 March 2005, being the date on which the holders of these shares will receive their respective preferred shares in exchange.

2.	Authorization for the Executive Board to take all the necessary measures to implement the conversion of the ordinary shares into preferred shares.

3.	To alter the text of Article 5º of the Company Bylaws, bearing in mind that the conversion of ordinary shares into preferred shares conforms to item “1” above and the capital increase deliberated on, at a Meeting of the Company's Board of Directors held on 2 February 2005, the new text coming into force as follows:

“ Article 5º - The Company's paid-up capital, entirely and wholly subscribed for, amounts to R$ 898,816,635.09 (eight hundred and ninety-eight million, eight hundred and sixteen thousand, six hundred and thirty-five reais and nine centavos), divided into 80,144,959,152 (eighty billion, one hundred and forty-four million, nine hundred and fifty-nine thousand, one hundred and fifty-two) shares without nominal value, all nominative, being 49,429,897,261 (forty-nine billion, four hundred and twenty-nine million, eight hundred and ninety-seven thousand, two hundred and sixty-one) ordinary shares and 30,715,061,891 (thirty billion, seven hundred and fifteen

(AGE Ultrapar 22.02.2005)

million, sixty-one thousand, eight hundred and ninety-one), preferred shares.”

Observation:

At the end of the reading, the President of the Board declared that: (i) all the deliberations of the Meeting had been approved unanimously by those present, except for Parth Investments Company and shareholder Renato Ochman, which both abstained from voting; (ii) that the ordinary shares, being the object of the conversion approved in these minutes, cannot be traded or sold off by any of the holders.

There being no further business to discuss, the meeting was closed and the minutes of this meeting being hereby set out, read and approved by all the shareholders present.

For ULTRA S.A. - PARTICIPAÇÕES :

Lucio de Castro Andrade Filho and José Carlos Guimarães de Almeida - Directors

For PARTH INVESTMENTS COMPANY, L.L.C., as proxy and for himself:

RENATO OCHMAN

For MONTEIRO ARANHA S.A.:

Débora Regina Zambaldi Zilber – proxy

(EGM Ultrapar 22.02.2005)

LUCIO DE CASTRO ANDRADE FILHO

GILBERTO TAMM BARCELLOS CORRÊA

For TEMPO CAPITAL FUNDO DE INVESTIMENTO EM AÇÕES

Paulo André Bodin de Moraes

For the holder of Preferred Shares, BRADESCO TEMPLETON ASSET MANEGEMENT LTDA.:

Fernanda Jacques Faria

Gilberto Tamm Barcellos Corrêa	Elizabeth Akemi Ishii Kodato
President of the Board	Secretary to the Board

ULTRAPAR PARTICIPAÇÕES S.A.

EXTRAORDINARY GENERAL MEETING

FEBRUARY 22, 2.005

SHAREHOLDERS THAT REQUESTED CONVERSION OF COMMON INTO
PREFFERED SHARES

Shareholder	Conversion Quantity of common shares into preferred shares
1. Ultra S.A. – Participações	1,546,404,772
2. Joyce Igel de Castro Andrade	232,031,250
3. Jun Suzaki	4,605,400
4. Tempo capital Fundo de investimentos em Ações	43,318,406
5. Pedro Luiz Cerise	75,755
6. Hansjorg Werner Herbert Salaar	100,000
7. Josué Grotti	188,934
8. GAS – Fundo de Investimento em Ações	8,000,000
TOTAL	1,834,724,517

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman		February 28, 2005

	Name:	Fabio Schvartsman
	Title:	Chief Financial and Investor Relations Officer

(6K – Minutes of Meeting of Board of Directors - Feb 16 / Minutes of EGM - Feb 22)